UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

NOVEN PHARMACEUTICALS, INC.

(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
305-253-5099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following e-mail to employees of Noven Pharmaceuticals, Inc. was sent on July 14, 2009:

To My Noven Colleagues:

As the attached press releases indicate, today is an outstanding day for Noven and for all Noven employees.

First, early this morning, we entered into a merger agreement for the proposed acquisition of our company by Hisamitsu, a global pharmaceutical company based in Japan that is the world’s largest manufacturer of transdermal patches.  Hisamitsu plans to expand its U.S. presence, and the company that you built is their chosen catalyst.  Noven is expected to serve as Hisamitsu’s U.S. growth platform across all key functions, including Research and Development, Operations, Clinical/Regulatory, and Marketing and Sales.  The plan calls for Noven to continue as a standalone business unit, operating at our current locations in Miami and New York, with our existing work force intact.  The plan also calls for new leadership – I am very pleased to report that, after closing, Jeff Eisenberg, Noven’s Executive Vice President and President of Novogyne, will assume my responsibilities and be named President & CEO of Noven, leading the company on its growth course as a Hisamitsu subsidiary.  We will be discussing much more about the proposed merger at today’s Employee Town Meeting, scheduled for 11:00 a.m. ET in the Vineyard auditorium.

Somewhat overshadowed by the merger news is a Noven achievement that is outstanding in its own right.  This morning, we also announced results from our Phase 2 study of Mesafem, our non-hormonal therapy for menopausal hot flashes.  Along with the entire Noven Clinical Team, I am excited to report that the study results exceeded all of our internal expectations.  With the data from this study, we plan to expedite Mesafem into Phase 3, and to advance our Mesafem commercialization and partnering strategies – more on this as well at the Town Meeting.

I look forward to discussing these developments with you later this morning.

Peter

Note:  Due to the tender offer involved in the proposed merger, you will be seeing the following legend, required by the securities laws, on some of our written company communications.

The tender offer described herein has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities.  At an appropriate time, Noven intends to file a tender offer solicitation/recommendation statement, and Hisamitsu intends to file a Schedule TO and related documents (together with the tender offer solicitation/recommendation statement, the “Tender Offer Documents”) with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read the Tender Offer Documents and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the Tender Offer Documents and other documents (when available) that Noven or Hisamitsu files with the SEC at the SEC’s website at www.sec.gov.  In addition, the tender offer solicitation/recommendation statement and other documents filed by Noven with the SEC may be obtained from Noven free of charge by directing a request to Joseph C. Jones, Noven’s Vice President – Corporate Affairs, at 305-253-1916.

The following presentation material was made available by Noven Pharmaceuticals, Inc. to its employees on July 14, 2009:

NOVEN Special Town Meeting July 14, 2009

Forward Looking Statements Except for historical information contained herein, the matters discussed in this presentation contain forward-looking statements that involve substantial risks and uncertainties.  Statements that are not historical facts, including statements that are preceded by, followed by, or that include, the words “believes,” “anticipates,” “plans,” “expects” or similar expressions, and statements that involve risks and uncertainties concerning Hisamitsu’s acquisition of Noven, are forward-looking statements.  Noven’s estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Noven’s current perspective on existing trends and information.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  These forward-looking statements are based largely on the current expectations of Noven and, where applicable, Hisamitsu, and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Noven’s and Hisamitsu’s control.  These factors include, but are not limited to, the timing and completion of the proposed tender offer for the outstanding shares of Noven, the ability to complete the tender offer and subsequent merger successfully, in a timely fashion and on the terms agreed to by the parties, and the anticipated impact of the acquisition on Noven’s or Hisamitsu’s operations and financial results. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on either Noven’s or Hisamitsu’s results of operations or financial condition.  Unless required by law, Noven and Hisamitsu undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information about the Tender Offer The tender offer described in this presentation has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities.  At an appropriate time and if the tender offer is commenced, Noven intends to file a tender offer solicitation/recommendation statement with the SEC.  Investors and security holders are urged to read the tender offer solicitation/recommendation statement and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the tender offer solicitation/recommendation statement and other documents (when available) that Noven files with the SEC at www.sec.gov.  In addition, the tender offer solicitation/recommendation statement and other documents filed by Noven with the SEC may be obtained from Noven free of charge by directing a request to Noven Corporate Affairs at 305-964-3182.

Meeting Agenda The Noven / Hisamitsu Transaction This Morning’s News About Hisamitsu About the Proposed Transaction What This Means for Noven What This Means for Employees Mesafem Phase 2 Study Results Exceeded Expectations Next Steps for Mesafem Questions

This Morning’s News Noven and Hisamitsu Enter into Definitive Merger Agreement Hisamitsu Expected to Commence an All-Cash Tender Offer for 100% of Outstanding Noven Shares Noven’s Existing Operations Expected to Serve as Combined Company’s Growth Platform

Key Transaction Terms Transaction Value $16.50 per common share Consideration $100% Cash Structure Noven to become a wholly-owned sub of Hisamitsu Tender Required Greater than 50% of shares outstanding Expected Closing Date Tender offer expected to commence by July 28, 2009 Expected to close Q3 2009

Noven / Hisamitsu Strategic Vision The combined company would be positioned for significant growth in the U.S. market and global transdermal leadership U.S. Objective: The transaction positions Noven as Hisamitsu’s platform for U.S. expansion across all functions, including product development, operations, clinical/regulatory and commercial capabilities. Global Objective: The transaction is a major step toward Hisamitsu’s long-term corporate objective to be the world’s leading transdermal company.

Meaningful Benefits for All Constituents For Shareholders: a 43% premium over Noven’s 90-day average closing stock price For Employees: continued and enhanced opportunities as an integral part of global leader’s U.S. growth strategy For Partners: working with a stronger, better-resourced collaborative partner in Noven For Physicians/Patients/Customers: continued service, quality and therapeutic benefit, with the potential for access to a broader product line For Vendors/Suppliers: opportunities for expansion of existing business relationships as Noven grows

Who is Hisamitsu? The world’s largest patch manufacturer 4 billion units per year  Our trusted and respected partner and long-time shareholder Parties have worked together on several product opportunities Hisamitsu has held over 1.0 million shares of Noven since 2002 Currently holds 4.9% of outstanding Noven common stock

Hisamitsu Corporate Profile Established: 1847 Stock Exchange: Tokyo (since 1972) Annual Sales: $1.3 billion in FY2/2009 Employees: Over 1,890 Headquarters: Tosu and Tokyo Global Offices: 26 Foctories: Tosu and Utsunomiya (Japan) Vietnam, Brazil, Taian and Indonesia Laboratories: Tosu, Tsukuba (Japan) and San Diego

Hisamitsu Legacy – Excellence Since 1847 Salonpas® Pain Relief Patch/Arthritis Pain launched in the US 2008 160 year anniversary 2007 Acquired Ethical Drug Division of SSP Keplat® (Mohrus Tape) launched in Italian market 2005 Feitas®, Butenalock® launched 2003 Estrana® (estradiol patch) introduced to the market 2000 Mohrus Tape® (ketoprofen patch) launched 1995 Mohrus® (ketoprofen gel patch) launched 1988 1987 Hisamitsu America, Inc. established 1972 Papsalon® launched (first Rx product) 1962 Public listing of stock 1937 Overseas export of Salonpas® started 1934 Salonpas® introduced to the market 1847 Founded

Established Global Presence Hisamitsu America, Inc. Hisamitsu UK Headquarters Kyushu Tokyo New Jersey Office  Taiwan Hisamitsu Pharmaceutical California Laboratories Hisamitsu Vietnam Pharmaceutical Hisamitsu Taipei Regional Office Hisamitsu Pharmaceutica do Brazil Ltda. Hisamitsu Malaysia Regional Office P.T. Hisamitsu Pharma Indonesia Hisamitsu Singapore Branch

Substantial Presence in Japan Kyushu Head office Laboratories Factories Sapporo branch office Sendai branch office Kanazawa sales office Saitama sales office Kyoto branch office Osaka 1st branch office Osaka 2nd branch office Hiroshima branch office Kobe sales office Fukuoka branch office Kumamoto branch office Takamatsu branch office Kagoshima branch office Yokohama sales office Nagoya branch office Utsunomiya sales office Utsunomiya Factories Tsukuba Laboratories Tokyo 1st branch office Tokyo 2nd branch office Johtoh sales office Tokyo head office Chiba sales office

Consistent Growth


Revenue (JPY Million)
Net Income (JPY Million)
01-09 CAGR: 8.4%
120,000
100,000
80,000
60,000
40,000
20,000
0
24,000
20,000
16,000
12,000
8,000
4,000
0
65,240
69,538
70,000
74,588
83,545
102,665
109,791
119,061
124,655
10.4%
6,788
8,608
9,599
10,823
12,873
14,448
15,847
18,663
19,120
15.3%
Revenue
Net Income
FY2/01
FY2/02
FY2/03
FY2/04
FY2/05
FY2/06
FY2/07
FY2/08
FY2/09

noven Hisamitsu

14

Prescription Products PRODUCTS Mohrus® Tape Mohrus® Sector® Naboal® Inside® Vesicum® Estrana® Volley® ACTIVE INGREDIENT Ketoprofen Diclofenac Indomethacine Ibuprofen-piconol Estradiol Butenafin FORMULATION Matrix patch Poultice Gel, Cream, Lotion Gel, Poultice, Matrix patch Poultice Ointment, Cream Matrix patch Cream, Lotion INDICATION Analgesic Anti-inflammatory Post menopausal Osteoporosis Anti-fungal DIAGNOSIS Orthopedics Gynecology Dermatology

Over-the-Counter Products PRODUCTS Salonpas® Salonsip® Air Salonpas® Series Feitas® Series Butenalock® Series ACTIVE INGREDIENT Methyl salicylate Glycol salicylate, Indomethacin Methyl salicylate, Glycol salicylate, Indomethacin Ferubinac Butenafin FORMULATION Plaster Poultice Spray Plaster, Lotion, Cream, Stick Cream, Liquid, Spray INDICATION Analgesic Anti-inflammatory Anti-fungal

Late Stage R&D Pipeline

STAGE	PRODUCT	INGREDIENT	FEATURE	MARKET	INDICATION
Approved	SG-01 (Product Name: Care Sheet)	―	Hydrocolloide preparation absorbant, moderately moist environment	JPN	Wound protection dressing (medical device)
Filed	HFT-290	Fentanyl citrate	Once-a-day application for more stable pain control	JPN	Cancer pain
	BTDS	Buprenorphine	Moderate to severe non-malignant chronic pain which is non-responsive to NSAIDs	JPN	Non-malignant chronic pain
	KPT-220 (Mohrus Tape)	Ketoprofen	Extended indication of Mohrus® Tape	JPN	Rheumatoid arthritis
	HFG-512	Fentanyl	Generic version of Duragesic®	USA	Chronic pain
Phase 3	HKT-500	Ketoprofen	Development of Mohrus® Tape in U.S.	USA	Mild to moderate musculoskeletal pain
Phase 2	HTU-520	Undisclosed	External formulation for onychomycosis	JPN	Onychomycosis
	HOB-294	Oxybutynin hydrochloride	Stable efficacy with less adverse reactions	JPN	OAB

noven Hisamitsu
17

What Does This Mean For Noven? 1. We currently expect to continue to operate as a standalone business unit, operating at our current locations 2. We expect to serve as Hisamitsu’s U.S. growth platform across all key company business segments 3. Our technology & products will be positioned to serve global markets and a broader patient population 4. Our workforce and management team are expected to remain in place, except for one change: After closing, Jeff Eisenberg is expected to assume the role of Noven’s President & CEO from Peter Brandt 5. We will no longer be a public company

We Will No Longer Be a Publicly-Traded Company Current Status Public Shareholders Stock Listed on NASDAQ 100% NOVEN Post-Transaction Hisamitsu Stock No Longer Listed 100% (wholly owned subsidiary) NOVEN

What Does This Mean for Employees? 1. This is not about cost cutting – it is about growth and expansion in the U.S. & elsewhere 2. Key functions expected to continue, including R&D, Operations, Clinical/Regulatory and Sales & Marketing (both Novogyne & Noven Therapeutics) 3. Miami and New York facilities expected to stay open 4.No expectation of employee headcount reductions 5. New long-term incentive programs planned

Our Focus Must Remain on Key Success Factors Higher growth for longer term Advance New Product Pipeline (Oral & Patch) 10 New transdermal technologies / Strong IP 8 Smart, Aggressive Busienss Development 9 Near-term Opportunities Maximinze Novogyne Opportunities 5 Optimize Daytrana / Improve Margins 6 Achieve Profitability at Therapeutics 7 Organizational Improvements Growth-Oriented Mission, Values & Focus 1 New Leadership / Stronger Team 2 Performance-Driven Culture / Accountability Financial Discipline / Bottom-Line Focus 4

Major Progress to Report on Key Factor #10 Significant Opportunity in Women’s Health 6M 7M 12M Not treated with Rx product Currently treated with HT Previously treated with HT Non-hormonal therapy for VMS – VMS: hot flashes/night sweats associated with menopause Low-dose paroxetine mesylate (oral) Excellent fit with Noven’s menopausal therapy expertise established through Novogyne Large unmet need – Est. 25M women with VMS

Just Announced: Positive Phase 2 Results Double-blind, placebo-controlled Phase 2 study Designed and powered to detect an efficacy signal - 103 patients enrolled; 98 completed - Study not designed to reach statistical significance - Goal was to detect an efficacy signal Study results exceeded our internal expectations Achieved statistical significance in several primary efficacy measures, and showed a clear signal in all others - Safety and tolerability were similar to placebo - Next step: Phase 3 studies, beginning by year-end

What’s Next - Integration Planning & Execution Detailed integration planning begins today Execution of integration plan begins at closing Process, once begun, must move with sense of urgency All employees are expected to have a role, some greater than others More integration information to come

A Word  from the Noven Board Wayne Yetter Chairman of the Board Noven Pharmaceuticals, Inc.

Questions? Questions are welcome either now, or later by email or voicemail By email: info@Noven.com By voicemail:  x3277 (305-964-3277) Answers will be distributed to all employees, along with updates on the transaction and integration

NOVEN Special Town Meeting July 14, 2009